.

Mail Stop 3561

July 28, 2006

Buddy Young
President and Chief Executive Officer
Advanced Media Training, Inc.
17337 Ventura Boulevard, Suite 208
Encino, California 91316

> **Re:** **Advanced Media Training, Inc.**
> **Amendment No. 3 to Schedule 14C Information**
> **Filed July 18, 2006**
> **File No. 000-50333**

Dear Mr. Young:

We have reviewed your responses to the comments in our letter dated June 5, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

## Schedule 14C

General

1. Please expand upon your disclosure to discuss in detail the plan to sell the current business of producing and distributing workforce training videos following the acquisition of Dematco's remaining shares. Also discuss what aspects of your current business will be retained by the new management, if any.

Item 6 of 14A, Voting Securities and Principle Holders Thereof, page 5

2.  We note from the disclosure on page 9 that you expect there to be 106,753,524 of
    your common stock issued and outstanding following the acquisition of Dematco.
    Please reconcile this with your disclosure on page 8 that there were 23,833,524
    shares issued and outstanding as of July 1, 2006 and that 92,920,000 additional
    shares may need to be issued to facilitate the exchange for the Dematco shares.
    Please revise or explain.

Item 14(b)(1) of 14A, Summary of Terms, page 5

3.  Refer to our previous comments 10 and 12.  We continue to object to the
    association of any dollar value to the total 101,000,000 shares to be issued by
    Dematco as it appears to overstate the value of Dematco as an entity.  We
    continue to believe that you should describe the 8% transaction as a negotiated
    exchange ratio of 5 shares of Advanced Media Stock for 4 shares of Dematco
    stock, removing any discussion of a "valuation" of $1.00 from all sections of your
    filing.

4.  As a related matter, your discussion of the purchase of the remaining 92% of
    Dematco should be revised throughout your filing to remove any discussion of the
    valuation of Dematco stock.  We realize that this discussion is currently used to
    explain how many shares of your stock would be issued should you decide to
    purchase up to 92% of the remaining Dematco stock.  However, we believe that
    you can discuss this transaction in sufficient detail for the reader of the financial
    statements to understand the end result without including the $1.00 you have
    arbitrarily assigned to Dematco stock.  Specifically, you should indicate that,
    should a change in control occur as a result of acquisition of Dematco stock,
    Dematco financial statements will become your historical financial statements, the
    transaction would result in a total of 99,384,000 shares being issued (assuming a
    one-for-one exchange ratio for the remaining 92% of Dematco), and the financial
    statement impact of such transaction would result in a nominal increase in
    shareholder's equity in your (Dematco's) financial statements.  We would not
    object to the inclusion of a sensitivity analysis demonstrating the change in
    number of shares you would be required to issue resulting from a change in <u>your</u>
    stock price to demonstrate the potential change in your beneficial ownership table
    (post-transaction).  In this regard, we note your assumption on page 9 that your
    stock is selling at $1.00 per share on the date of exercise.  Consider adding
    disclosure assuming various other prices for your stock, both over and under
    $1.00 per share.  You may also want to disclose the exact price (for your stock) at
    which you would no longer have enough authorized shares to fully exercise your
    option to purchase the remaining 92% of Dematco.

5.  In addition, your discussion of the accounting treatment of your potential purchase of up to 92% of the remaining Dematco shares should include how such purchase would be treated if a change in control were not achieved. Such discussion should include how many shares of Dematco would need to be purchased to effect a change in control (and therefore result in a reverse acquisition), the likelihood that you would make additional purchases that would not result in a change in control, and the accounting policy for such an acquisition. Similar disclosure should be included throughout your filing.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters.  Please contact John Stickel at (202) 551-3324 with any other questions.

Regards,


Messeret Nega
Attorney-Advisor


cc:     Via Facsimile (818) 235-0134
        Stephen Albright
        Albright & Blum
        17337 Ventura Boulevard, Suite 208
        Encino, CA 91316